Filed Pursuant to Rule 433
Registration No. 333-212597
Pricing Term Sheet
March 1, 2017

The Walt Disney Company

Floating Rate Notes Due 2022

This free writing prospectus relates only to the securities of The Walt Disney Company (the “Company”) described below and should be read together with the Company’s prospectus supplement dated July 20, 2016 (the “Prospectus Supplement”), the accompanying prospectus dated July 20, 2016 (the “Prospectus”) and the documents incorporated and deemed to be incorporated by reference therein.  We sometimes refer to this free writing prospectus as “this term sheet.”

Issuer:	The Walt Disney Company

Title of Securities:

Floating Rate Notes Due 2022 (the “Notes”)

The Notes will be part of a single series of the Company’s senior debt securities under the indenture (as defined in the Prospectus Supplement) designated as Medium-Term Notes, Series G.

Ratings:	A2 by Moody’s (stable outlook) / A by S&P (stable outlook) / A by Fitch (stable outlook)*

Trade Date:	March 1, 2017

Settlement Date (T+3):	March 6, 2017

Use of Proceeds:

The Company intends to use the net proceeds from the sale of the Notes and the Other Notes (as defined below under “—Concurrent Offering”) for general corporate purposes, which may include among others, the general corporate purposes identified under the caption “Use of Proceeds” in the Prospectus.

Proceeds to the Company:

The net proceeds from the sale of the Notes and the Other Notes will be $1,993,504,000 (after deducting the underwriting discounts and commissions but before deducting estimated offering expenses payable by the Company).

Maturity Date:	March 4, 2022

Aggregate Principal Amount Offered:	$500,000,000

Price to Public (Issue Price):	100.000% plus accrued interest, if any, from March 6, 2017

*                      Note:  A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

Interest Rate:

A rate per annum equal to three-month U.S. dollar LIBOR (as defined in the Prospectus Supplement under “Description of the Notes — Interest — LIBOR Notes”) plus 39 basis points, accruing from March 6, 2017 and reset quarterly, determined as provided below and in the Prospectus Supplement.

Redemption:	The Notes will not be subject to redemption at the option of the Company.

Base Rate**:	LIBOR (as defined in the Prospectus Supplement under “Description of the Notes — Interest — LIBOR Notes”)

Spread**:	Plus 39 basis points

LIBOR Page***:

The display on Reuters (or any successor service) on the LIBOR 01 page (or any other page as may replace such page on such service or any such successor service, as the case may be) for the purpose of displaying the London interbank rates of major banks for U.S. dollars

Index Currency***:	U.S. dollars

Index Maturity**:	Three months

Interest Reset Period**:	Quarterly

Interest Reset Dates**:

Each March 4, June 4, September 4 and December 4, commencing June 4, 2017, subject to adjustment as provided in the Prospectus Supplement if any such date is not a “business day” (as defined in the Prospectus Supplement under “Description of the Notes — General”)

Initial Interest Rate**:

The initial interest rate on the Notes, which will be applicable for the period from and including the Settlement Date referred to above to but excluding the interest reset date falling in June 2017, will be a rate per annum equal to LIBOR, determined as of the second “London business day” (as defined in the Prospectus Supplement under “Description of the Notes — General”) preceding such Settlement Date and on the basis of the LIBOR page, index maturity and index currency referred to above, plus the spread referred to above, calculated as provided in the Prospectus Supplement.

Resetting of Interest Rate:	The interest rate on the Notes will be reset on each interest reset date, beginning with the interest reset date falling in June 2017, as provided in the Prospectus Supplement and this term sheet.

Interest Payment Dates:

Interest will be payable quarterly in arrears on each March 4, June 4, September 4 and December 4, commencing on June 4, 2017, subject to adjustment as provided in the Prospectus Supplement if any such date is not a business day, and at maturity.

Regular Record Dates:	Fifteenth day (whether or not a business day) immediately preceding the applicable interest payment date.

**               This term has the meaning set forth in the Prospectus Supplement under “Description of the Notes — Interest — Floating Rate Notes”.

***        This term has the meaning set forth in the Prospectus Supplement under “Description of the Notes — Interest — LIBOR Notes”.

Calculation Agent**:

The calculation of the interest rate on the Notes will be made by Wells Fargo Bank, National Association, as calculation agent. Any such calculation by the calculation agent shall be conclusive and binding on the Company, the trustee under the indenture and the holders of the Notes, absent manifest error.

Other Terms:

The Company will not have the option to change the spread or method of calculation of interest on the Notes as described in the Prospectus Supplement under the caption “Description of the Notes—Subsequent Interest Periods.”

Underwriting Discounts and Commissions:	0.350%

CUSIP No.:	25468P DS2

ISIN No.:	US25468PDS20

Form of Notes:

The Notes will be issued in the form of one or more global Notes (each, a “global Note”) in book-entry form and will be delivered to investors through the facilities of The Depository Trust Company, as depositary for the global Notes, for the accounts of its participants, which may include Clearstream Banking, société anonyme, and Euroclear Bank S.A./N.V., against payment.  Investors will not be entitled to receive physical delivery of Notes in definitive form except under the limited circumstances described in the Prospectus Supplement under “Description of the Notes— Book-Entry Notes and Information Relating to DTC.”

Currency:	The Notes will be denominated and payable in U.S. dollars.

Other:

The Notes will not be entitled to the benefit of any sinking fund and the Company will not be required to repurchase Notes at the option of the holders. The Notes are “floating rate notes” as defined in the Prospectus Supplement.

Material United States Federal Income Tax Considerations:

For a discussion of the material United States federal income tax considerations related to the acquisition, ownership and disposition of the Notes, please see “Material United States Federal Income Tax Considerations” in the Prospectus Supplement.

The Notes will be “variable rate debt instruments” as described in the Prospectus Supplement under “Material United States Federal Income Tax Considerations — United States Holders — Floating Rate Notes”.

Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC BNP Paribas Securities Corp. SunTrust Robinson Humphrey, Inc.

Co-Managers:	Société Générale Standard Chartered Bank SMBC Nikko Securities America, Inc. U.S. Bancorp Investments, Inc.

**               This term has the meaning set forth in the Prospectus Supplement under “Description of the Notes — Interest — Floating Rate Notes”.

Junior Co-Managers:	C.L. King & Associates, Inc. Multi-Bank Securities, Inc. Samuel A. Ramirez & Company, Inc. Siebert Cisneros Shank & Co., L.L.C.

Concurrent Offering.  Concurrently with the offering of the Notes, the Company is offering $600,000,000 aggregate principal amount of its 1.950% Notes Due 2020, $500,000,000 aggregate principal amount of its 2.450% Notes Due 2022 and $400,000,000 aggregate principal amount of its Floating Rate Notes Due 2020 (collectively, the “Other Notes”) pursuant to separate pricing term sheets. The Notes and the Other Notes will be part of a single series of the Company’s senior debt securities under the indenture designated as Medium-Term Notes, Series G.

Plan of Distribution.  The following information supplements the information appearing under the caption “Plan of Distribution” in the Prospectus Supplement.  Pursuant to a terms agreement dated the date hereof, the joint book-running managers, co-managers and junior co-managers (collectively, the “underwriters”) named above, acting as principal, have severally agreed to purchase the Notes and the Other Notes from the Company.  The several obligations of the underwriters to purchase the Notes and the Other Notes are subject to conditions and they are obligated to purchase all of the Notes and the Other Notes if any are purchased.  If an underwriter defaults, the terms agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the terms agreement may be terminated.

The Company estimates that expenses of the offering of the Notes and the Other Notes payable by the Company, excluding underwriting discounts and commissions, will be $1,180,000.

Société Générale is not a U.S. registered broker-dealer and, therefore, to the extent that it intends to effect any sales of the Notes in the United States, it will do so through its registered U.S. broker-dealer SG Americas Securities, LLC.

Standard Chartered Bank is not a U.S. registered broker-dealer and will not effect any offers or sales of any Notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of FINRA.

Canada.  The Notes may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations.  Any resale of the Notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this document (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory.  The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

European Economic Area.  This free writing prospectus is not a prospectus for the purposes of the Prospectus Directive (as defined below).  This free writing prospectus has been prepared on the basis that all offers of the Notes offered hereby made to persons in the European Economic Area will be made pursuant to an exemption under the Prospectus Directive from the requirement to produce a prospectus in connection with offers of such Notes.  Neither the Company nor the underwriters have authorized, nor does it or do they authorize, the making of any offer of the

Notes through any financial intermediary, other than offers made by the underwriters which constitute the final placement of the Notes contemplated in this free writing prospectus.  In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has severally represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of Notes which are the subject of the offering contemplated by the Prospectus, the Prospectus Supplement, this free writing prospectus and any related pricing supplement to the public in that Relevant Member State except that it may, with effect from and including the Relevant Implementation Date, make an offer of such Notes to the public in that Relevant Member State at any time:

(a)                                 to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)                                 to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

(c)                                  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Notes shall require the Company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Notes to the public” in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe for the Notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.

United Kingdom.  This free writing prospectus, the Prospectus Supplement, the Prospectus and any related pricing supplement do not constitute an offer of Notes to the public in the United Kingdom. No prospectus has been or will be approved in the United Kingdom in respect of the Notes. The communication of this free writing prospectus, the Prospectus Supplement, the Prospectus, any related pricing supplement and any other document or materials relating to the issue of any Notes offered hereby is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of Section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials is only being made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), or within Article 49(2)(a) to (d) of the Financial Promotion Order, or to any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”).  In the United Kingdom, the Notes offered hereby are only available to, and any investment or investment activity to which this free writing prospectus, the Prospectus Supplement, the Prospectus and any related pricing supplement relate will be engaged in only with, relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this free writing prospectus, the Prospectus Supplement, the Prospectus and any related pricing supplement or any of their contents.

Each underwriter severally has represented and agreed that:

•                  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”)) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Company; and

•                  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

Hong Kong.  The contents of the Prospectus, the Prospectus Supplement and this term sheet have not been reviewed or approved by any regulatory authority in Hong Kong.  The Prospectus, the Prospectus Supplement and this term sheet do not constitute an offer or invitation to the public in Hong Kong to acquire the Notes.  Accordingly, unless permitted by the securities laws of Hong Kong, no person may issue or have in its possession for the purpose of issue, the Prospectus, the Prospectus Supplement or this term sheet or any advertisement, invitation or document relating to the Notes, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong other than in relation to the Notes which are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” (as such term is defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“SFO”) and the subsidiary legislation made thereunder) or in circumstances which do not result in the Prospectus, the Prospectus Supplement and this term sheet being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance of Hong Kong (Cap. 32 of the Laws of Hong Kong) (“CO”) or which do not constitute an offer or an invitation to the public for the purposes of the SFO or the CO.  The offer of the Notes is personal to the person to whom the Prospectus, the Prospectus Supplement or this term sheet has been delivered by or on behalf of the Company, and a subscription for the Notes will only be accepted from such person.  No person to whom a copy of the Prospectus, the Prospectus Supplement or this term sheet is issued may issue, circulate or distribute the Prospectus, the Prospectus Supplement or this term sheet in Hong Kong or make or give a copy of the Prospectus, the Prospectus Supplement or this term sheet to any other person.  You are advised to exercise caution in relation to the offer.  If you are in any doubt about the contents of the Prospectus, the Prospectus Supplement or this term sheet, you should obtain independent professional advice.

Japan.  The Notes have not been and will not be registered for a public offering in Japan pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended; the “FIEA”). The Notes may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan or having its principal office in Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with, the FIEA and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Singapore.  The Prospectus Supplement, the Prospectus and this term sheet have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the Prospectus Supplement, the Prospectus and this term sheet and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may not be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to an offer referred to in Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the Notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the Notes under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the Notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the Notes under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer pursuant to Section 276(4)(i)(B) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

The issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates.  Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by contacting Citigroup Global Markets Inc. by telephone (toll free) at 1-800-831-9146, J.P. Morgan Securities LLC (collect) at 1-212-834-4553, BNP Paribas Securities Corp. (toll free) at 1-800-854-5674 or SunTrust Robinson Humphrey, Inc. (toll free) at 1-800-685-4786.